News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Appoints Gil Leathley to the Position of Senior Vice President and
Chief Operating Officer

November 25, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) today announced the appointment of Gil Leathley to the position of Senior Vice President and Chief Operating Officer.

Mr. Leathley has been Senior Advisor to the President of NovaGold since January 2010. In that capacity he has been instrumental in advancing the Company’s two core projects, Donlin Creek in Alaska and Galore Creek in British Columbia. As Senior Vice President and Chief Operating Officer, Mr. Leathley will be responsible for all technical and operating aspects of NovaGold’s portfolio of projects. He will work with NovaGold’s partners, Barrick Gold U.S. Inc. and Teck Resources Limited, to develop these major projects in a technically and environmentally sound and cost effective manner as the Company works to achieving its primary goal of becoming a low-cost million-ounce-a-year gold producer.

“Mr. Leathley brings a wealth of experience and insight to NovaGold’s senior team,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “He has an unparalleled record of building and operating mines around the world, including Golden Giant in Ontario, Eskay Creek in British Columbia, Ruby Hill in Nevada and the Super Pit in Kalgoorlie, Australia. His pragmatic advice and expertise will be invaluable in developing what we believe to be two of the most significant mining projects of this century.”

With more than 50 years of mining experience, Mr. Leathley has been involved in all aspects of mine construction and operations as well as evaluation of exploration properties and potential acquisitions. Mr. Leathley has also assisted with financial oversight and offers expertise on engagement with investors, analysts and local communities. Originally from Scotland, Mr. Leathley trained as a Mine Surveyor and Industrial Engineer with the Scottish National Coal Board, working his way through coal and bauxite mines and eventually to gold and copper mining in 1975. Mr. Leathley retired in 2000 as Senior Vice President and Chief Operating Officer of Homestake Mining, and has since worked as a consultant for a diverse group of Canadian mining companies.

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About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Rhylin Bailie
Director, Communications & Investor Relations

604-669-6227 or 1-866-669-6227